UNITED STATES                      OMB APPROVAL
               SECURITIES AND EXCHANGE COMMISSION      OMB  NUMBER:    3235-0058
                     Washington, D.C. 20549            Expires:     May 31, 1997
                                                       Estimated average
                                                       burden hours per
                           FORM 12B-25                 response    .........2.50

                   NOTIFICATION OF LATE FILING              SEC FILE NUMBER
                                                                0-12439
                                                              CUSIP NUMBER


(Check One):      Form 10-K   Form 20-F   Form 11-K   X Form 10-Q Form N-SAR

            [  ]  Transition Report on Form 10-K
            [  ]  Transition Report on Form 20-F
            [  ]  Transition Report on Form 11-K
            [  ]  Transition Report on Form 10-Q
            [  ]  Transition Report on Form N-SAR
                  For the Transition Period Ended

   Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

REAL ESTATE ASSOCIATES LIMITED IV
Full Name of Registrant
N/A
Former Name if Applicable
55 Beattie Place, PO Box 1089
Address of Principal Executive Office (Street and Number)
Greenville, South Carolina 29602
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

      (a)   The reasons  described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      (b)   The subject annual report,  semi-annual report, transition report on
            Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject
x quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      (c)   The accountant's statement or other exhibit required by Rule 12b-25
            (c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Additional   time  is  needed  to  file  a  more  accurate   disclosure  of  the
Partnership's operations for the quarter ending June 30, 2002.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         Holly Welch                      864                      239-2565
           (Name)                     (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
      filed?  If answer is no, identify report(s).                X Yes    No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected  by the  earnings  statements  to be  included  in the subject
      report or portion thereof?    Yes    X No

      If so, attach an explanation of the anticipated  change,  both narratively
      and  quantitatively,   and,  if  appropriate,  state  the  reasons  why  a
      reasonable estimate of the results cannot be made.


                          REAL ESTATE ASSOCIATES LIMITED IV
                 (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2002                       By:/s/Brian H. Shuman
                                            Brian H. Shuman, Chief Financial
                                            Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).